FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui & Co., Ltd. – Acquisition of Interests in WA-28-L and WA-271-P Offshore Western Australia

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 31, 2004

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F  X  Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      No  X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SIGNATURES
Mitsui & Co., Ltd. - Acquisition of Interests in WA-28-L and WA-271-P Offshore Western Australia

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2004

MITSUI & CO., LTD.

By:	/s/ Tasuku Kondo

Name:	Tasuku Kondo
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

   MITSUI & CO., LTD.

31st March 2004

For immediate release

Mitsui & Co., Ltd.

Mitsui & Co., Ltd. — Acquisition of Interests in WA-28-L and WA-271-P Offshore Western Australia

Mitsui & Co., Ltd (“Mitsui”) has agreed with Woodside Energy Ltd. (“Woodside”) to acquire a 40% interest each in both the WA-28-L production licence and WA-271-P exploration permit. Woodside held 100% in the licence and permit. A sale and purchase agreement was executed on 31st March between Mitsui’s wholly owned subsidiary, Mitsui E&P Australia Pty Ltd and Woodside. The total consideration for the acquisition is US$464.5 million and the purchase is expected to close by the end of April 2004 with an effective date of 1st January 2004 after the fulfillment of conditions which includes the Australian governmental approvals.

The WA-28-L and WA-271-P are located offshore the north — west of Western Australia, covering an area of total 3,261 km2. The licence and permit contain various fields, including Enfield, Vincent and Laverda oil discoveries with reserves that are among the largest in Australia. Mitsui anticipates the reserves to be in the order of approximately 300 million barrels.

Woodside announced its final investment decision on Enfield oil development on 19th March 2004 and the development activities are already under way. The development expenditure of the Enfield oil field is budgeted at approximately US $1 billion with first oil expected in the fourth quarter of 2006, and peak production forecast to be about 100,000 b/d.

By acquiring a 40% interest each in both the WA-28-L and WA-271-P, approximately 120 million barrels of reserves are to be added to Mitsui’s reserves and through this acquisition, Mitsui participates in and proceeds with the Enfield oil development along with Woodside.

Mitsui will also participate in the development of Greater Enfield Area reserves including Vincent and Laverda oil discoveries in the future as soon as the development plans are decided and agreed.

Woodside is the largest publicly listed oil and gas exploration and production company in Australia and has wide operational experience in the area including that of the North West Shelf Venture in which Mitsui participates. Woodside also has a very high reputation for its experience, technical expertise, and financial capability. This project will further strengthen the relationship with Woodside that was built upon the trust and cooperation through the North West Shelf Venture.

Mitsui is devoted to environmental issues as well as social and economic issues. With Woodside’s cooperation, Mitsui will participate in development and exploration in the Greater Enfield Area bearing in mind these important issues.

The oil and gas exploration and production business is the focus of Mitsui’s energy resources sector and Mitsui is committed to growth through acquisition of good quality upstream assets. Mitsui consider this acquisition to be a significant addition to the assets in the Australasia region (including also New Zealand) which is one of the most important core areas for Mitsui in this area of business, providing a stable cashflow over the long term.

For further information, please contact

Mr. Eiki Okada
Corporate Communications Division
Mitsui & Co., Ltd.
Telephone:+81-3-3285-7562

.Attachment WA-28-L/WA-271-P Location map

<Location>

<Participants(WA-28-L/ 271-P)>

Woodside (Operator) 60%
Mitsui E&P Australia 40%

<Recoverable Reserves>

Approx. 300MMbbl

<Enfield Project >

WA-255-P (2)
Enfield
STYBARROW
Vincent
PYRENEES
WA-28-L
Laverda
MACEDON FIELD
WA-271-P

WA-271-P Laverda WA-28-L Vincent Enfield <Location> 40km north-west of the North West Cape Water Depth: 350~900m Total Area: 3,261km2 <Participants(WA-28-L/ 271-P)> Woodside (Operator) 60% Mitsui E&P Australia 40% <Recoverable Reserves> Approx. 300MMbbl <Enfield Project> Development Cost: Approx US$1.0 billion First Oil: 4Q 2006 Production Rate: Approx. 100,000bbl / day Marketing: Japan and other Asian countries ^Attachment WA-28-L/WA-271-P Location map